UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CARBONITE, INC.

(Name of Subject Company)

CARBONITE, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Mohamad Ali

President and Chief Executive Officer

CARBONITE, INC.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Telephone (617) 587-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Thomas A. Cole

Beth E. Flaming

Matthew J. Rizzo

Sidley Austin LLP

1 South Dearborn Street

Chicago, IL 60603

Telephone (312) 853-7000 Fax (312) 853-7036

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Carbonite, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 9, 2015, relating to the unsolicited tender offer by Copper Holdings, Inc., a Delaware corporation (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price of $15.00 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 24, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed jointly by the Offeror and j2 with the Securities and Exchange Commission on December 24, 2014.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Statement.

Item 4.	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

In the section entitled “Background of the Offer and Reasons for Recommendation—Reasons for the Recommendation,” the first bullet under “The Offer fails to deliver a compelling valuation.” on page 24 of the Statement is hereby replaced with the following:

•	The Board believes that the Offer substantially undervalues the Company, including due to a presentation by the Company’s financial advisor that included a variety of well-established valuation techniques that, among other things, indicated (i) the Offer represents a premium of only 27.6% compared to the unaffected market price as of December 2, 2014 and (ii) such premium is substantially below the mean and median premia paid in U.S. technology transactions from 2011 through 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARBONITE, INC.

By:	/s/ Danielle Sheer
Danielle Sheer General Counsel, Vice President, and Secretary

Dated: January 14, 2015